Exhibit 99.2

Senior Housing Properties Trust


SNH
LISTED
NYSE

Second Quarter 2012

Supplemental Operating and Financial Data

Alta Reserve, Chesapeake, VA.
172 Independent Living Units.

All amounts in this report are unaudited.

TABLE OF CONTENTS

TABLE OF CONTENTS


SNH


SNH

WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES;
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL;
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT;
- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS' ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, COMMONWEALTH REIT, OR CWH, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- CHANGES TO MEDICARE AND MEDICAID RATES PAYABLE FOR SERVICES AT PROPERTIES WE OWN;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES; AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM PPACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS;
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;


SNH

- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR CONTRACTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM FROM LENDERS, WHICH MAY NOT OCCUR;
- THIS SUPPLEMENTAL OPERATIONAL AND FINANCIAL DATA REPORT STATES THAT WE EXPECT TO USE A PART OF THE NET PROCEEDS OF OUR RECENT DEBT OFFERING TO PREPAY OUR SECURED FLOATING RATE DEBT. WE MAY ELECT TO DELAY THE PREPAYMENT OF, OR ELECT NOT TO PREPAY, ANY OR ALL OF SUCH MORTGAGE LOAN. ACCORDINGLY, THIS MORTGAGE LOAN MAY NOT BE PAID PRIOR TO ITS MATURITY DATE IN SEPTEMBER 2019;
- THIS SUPPLEMENTAL OPERATIONAL AND FINANCIAL DATA REPORT STATES THAT WE EXPECT THE SUNRISE LEASE TERMINATIONS, THE NEW TRS LEASES AND THE FIVE STAR MANAGEMENT AGREEMENT REGARDING CERTAIN 10 COMMUNITIES TO BE COMPLETED DURING THE REMAINDER OF 2012. ALL OF THE COMMUNITIES AFFECTED BY THE EXPECTED SUNRISE LEASE TERMINATIONS ARE OWNED BY US FREE AND CLEAR OF MORTGAGE DEBTS AND NO LENDER APPROVALS WILL BE REQUIRED FOR THE LEASE TERMINATIONS, THE NEW TRS LEASES OR THE NEW MANAGEMENT AGREEMENTS. HOWEVER, THE TRANSFERS OF OPERATING CONTROL OF THESE 10 COMMUNITIES ARE SUBJECT TO HEALTH REGULATORY APPROVALS IN THE STATES WHERE THESE COMMUNITIES ARE LOCATED AS WELL AS SOME APPROVALS FROM CERTAIN THIRD PARTY PAYORS FOR RESIDENT SERVICES. WE CANNOT CONTROL THE RESULTS OR TIMING OF THESE APPROVAL PROCESSES. ACCORDINGLY, SOME OF THESE APPROVALS MAY BE DELAYED OR MAY NOT OCCUR AND THE CANCELLATION OF THE SUNRISE LEASES AND TRANSFER OF OPERATIONS TO OUR TRSs MAY BE DELAYED OR MAY NOT OCCUR;
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES;
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE; AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, CWH, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS, NATURAL DISASTERS OR CHANGES IN OUR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION


West

Racine Clinic, Racine, WI.
Medical Office Building.
Major Tenant: Aurora Healthcare.
Square Feet: 82,154.


SNH

COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, rehabilitation hospitals, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,650 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns commercial office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S., and Select Income REIT, a publicly traded REIT that is primarily focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant and which manages certain of our senior living communities for our account, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21.5 billion as of June 30, 2012. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our current business plan is to maintain our portfolio of independent and assisted living communities, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living communities where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as our wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- SNH
5.625% Senior Notes due 2042 - SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349


SNH

COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 6/30/12) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Q2 2012 NOI (2)	% of Q2 2012 Total NOI
Independent living (3)	56	14,163		$ 1,647,313	33.9%	$ 35,493	33.4%
Assisted living (3)	147	10,642		1,239,770	25.5%	26,962	25.4%
Nursing homes (3)	48	5,024		206,735	4.2%	4,274	4.0%
Rehabilitation hospitals	2	364		73,692	1.5%	2,656	2.5%
Wellness centers	10	812,000	sq. ft.	180,017	3.7%	4,458	4.2%
Medical office buildings (MOBs)	112	8,066,000	sq. ft.	1,518,863	31.2%	32,395	30.5%
Total	375			$ 4,866,390	100.0%	$ 106,238	100.0%

Operating Statistics by Tenant / Managed Properties ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q2 2012 NOI (2)	Tenant / Managed Properties Operating Statistics (4)	
					Rent Coverage (4)	Occupancy (4)
Five Star (Lease No. 1)	89	6,539		$ 14,026	1.17x	84.1%
Five Star (Lease No. 2)	48	6,140		13,186	1.38x	82.6%
Five Star (Lease No. 3)	28	5,618		15,794	1.40x	85.7%
Five Star (Lease No. 4)	25	2,614		5,936	1.20x	86.5%
Sunrise Senior Living, Inc. / Marriott (5)	14	4,091		7,681	1.53x	89.6%
Brookdale Senior Living, Inc.	18	894		1,754	2.25x	92.7%
5 private companies (combined)	7	959		1,266	2.78x	83.8%
TRS Managed (6)	24	3,338		9,742	NA	86.5%
Wellness centers	10	812,000	sq. ft.	4,458	2.16x	100.0%
Multi-tenant MOBs	112	8,066,000	sq. ft.	32,395	NA	94.5%
Total	375			$ 106,238		

(1) Amounts are before depreciation, but after impairment write downs, if any.
(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.
(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(4) Operating data for multi-tenant MOBs are presented as of June 30, 2012; operating data for other tenants are presented based upon the operating results provided by our tenants for the 12 months ended March 31, 2012, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(5) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under this lease. In December 2011, Sunrise Senior Living, Inc., or Sunrise, extended the leases to December 31, 2018 for four of these senior living communities. In May 2012, we entered agreements with Sunrise for early terminations of leases for the remaining 10 senior living communities currently leased to Sunrise and which were scheduled to terminate at the end of their current term of December 31, 2013; we expect the lease terminations and the transfer of these 10 senior living communities' operations to our TRS and Five Star management to occur on various dates during the remainder of 2012.
(6) These 24 senior living communities that we owned as of June 30 2012, and which were acquired by us since June 2011 are leased to our taxable REIT subsidiaries, or our TRSs, and managed by Five Star for our account; operating data for TRS managed properties are presented for the 12 months ended June 30, 2012 or, if shorter, from the date of acquisitions through June 30, 2012.

INVESTOR INFORMATION


SNH

Board of Trustees

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle, Treasurer & Chief Financial Officer, at (617) 219-1405 or rdoyle@snhreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, or Elisabeth Heiss, Manager, Investor Relations (617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.


SNH

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

Jefferies & Company
Omotayo Okusanya
(212) 336-7076

JMP Securities
Peter Martin
(415) 835-8904

Morgan Stanley
Paul Morgan
(415) 576-2627

Raymond James
Paul Puryear
(727) 567-2253

RBC Capital Markets
Frank Morgan
(615) 372-1331

Sandler O'Neill & Partners
James Milam
(212) 466-8066

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

UBS
Ross Nussbaum
(212) 713-2484

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Eugene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION





Premier Residences, Boca Raton, FL.
214 Independent Living Units.


SNH

KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Shares Outstanding (1):					
Common shares outstanding (at end of period)	162,675	162,667	162,646	153,446	141,874
Weighted average common shares outstanding during period	162,670	162,647	160,946	153,385	141,869
Common Share Data:					
Price at end of period	$ 22.32	$ 22.05	$ 22.44	$ 21.54	$ 23.41
High during period	$ 22.32	$ 23.09	$ 23.22	$ 24.64	$ 24.50
Low during period	$ 19.83	$ 21.30	$ 20.17	$ 19.09	$ 22.55
Annualized dividends paid per share (2)	$ 1.52	$ 1.52	$ 1.52	$ 1.48	$ 1.48
Annualized dividend yield (at end of period) (2)	6.8%	6.9%	6.8%	6.9%	6.3%
Annualized Normalized FFO multiple (at end of period) (3)	12.4x	12.3x	13.4x	12.5x	13.3x
Annualized net operating income (NOI) (4) / total market capitalization	7.6%	7.8%	8.0%	7.6%	7.4%
Market Capitalization:					
Total debt (book value)	$ 1,964,928	$ 1,851,799	$ 1,827,385	$ 1,604,777	$ 1,552,161
Plus: market value of common shares (at end of period)	3,630,906	3,586,807	3,649,776	3,305,227	3,321,270
Total market capitalization	$ 5,595,834	$ 5,438,606	$ 5,477,161	$ 4,910,004	$ 4,873,431
Total debt / total market capitalization	35.1%	34.0%	33.4%	32.7%	31.8%
Book Capitalization:					
Total debt	$ 1,964,928	$ 1,851,799	$ 1,827,385	$ 1,604,777	$ 1,552,161
Plus: total shareholders' equity	2,416,159	2,445,835	2,472,606	2,309,524	2,103,022
Total book capitalization	$ 4,381,087	$ 4,297,634	$ 4,299,991	$ 3,914,301	$ 3,655,183
Total debt / total book capitalization	44.9%	43.1%	42.5%	41.0%	42.5%
Selected Balance Sheet Data:					
Total assets	$ 4,466,552	$ 4,383,821	$ 4,383,048	$ 4,003,313	$ 3,733,418
Total liabilities	$ 2,050,393	$ 1,937,986	$ 1,910,442	$ 1,693,789	$ 1,630,396
Gross book value of real estate assets (5)	$ 4,866,390	$ 4,737,687	$ 4,721,591	$ 4,294,821	$ 4,076,397
Total debt / gross book value of real estate assets (5)	40.4%	39.1%	38.7%	37.4%	38.1%
Selected Income Statement Data:					
Total revenues (6)	$ 146,972	$ 145,073	$ 136,603	$ 113,700	$ 101,162
NOI (4)	$ 106,238	$ 105,739	$ 109,524	$ 93,547	$ 89,860
EBITDA (7)	$ 101,373	$ 101,481	$ 95,305	$ 90,305	$ 86,057
Net income	$ 33,251	$ 32,352	$ 38,599	$ 29,996	$ 51,048
Normalized FFO (3)	$ 73,210	$ 72,388	$ 67,932	$ 65,368	$ 62,609
Common distributions paid (2)	$ 61,813	$ 61,806	$ 61,805	$ 56,748	$ 52,490
Per Share Data:					
Net income	$ 0.20	$ 0.20	$ 0.24	$ 0.20	$ 0.36
Normalized FFO (3)	$ 0.45	$ 0.45	$ 0.42	$ 0.43	$ 0.44
Common distributions paid (2)	$ 0.38	$ 0.38	$ 0.38	$ 0.37	$ 0.37
Normalized FFO payout ratio (2) (3)	84.4%	84.4%	90.5%	86.0%	84.1%
Coverage Ratios:					
EBITDA (7) / interest expense	3.6x	3.5x	3.5x	3.7x	3.7x
Total debt / annualized EBITDA (7)	4.8x	4.6x	4.8x	4.4x	4.5x



(1) We have no outstanding common shares equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) See Exhibit C for the calculation of Normalized FFO and a reconciliation of Normalized FFO to net income determined in accordance with GAAP.
(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(5) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(6) During the fourth quarter of 2011, we recognized $11.3 million of percentage rent for the year ended December 31, 2011.
(7) See Exhibit B for the calculation of EBITDA and a reconciliation of EBITDA to net income determined in accordance with GAAP.


SNH

CONDENSED CONSOLIDATED BALANCE SHEET

(dollar amounts appearing in the table below are in thousands)

	As of June 30, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 583,683	$ 564,628
Buildings, improvements and equipment	4,282,707	4,156,963
	4,866,390	4,721,591
Less accumulated depreciation	688,407	630,261
	4,177,983	4,091,330
Cash and cash equivalents	20,405	23,560
Restricted cash	10,044	7,128
Deferred financing fees, net	23,479	25,434
Acquired real estate leases and other intangible assets, net	100,619	100,235
Loan receivable (1)	-	38,000
Other assets	134,022	97,361
Total assets	$ 4,466,552	$ 4,383,048
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 360,000	$ -
Senior unsecured notes, net of discount	741,412	965,770
Secured debt and capital leases	863,516	861,615
Accrued interest	13,315	22,281
Assumed real estate lease obligations, net	15,091	17,778
Other liabilities	57,059	42,998
Total liabilities	2,050,393	1,910,442
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 174,700,000 shares authorized, 162,675,108 and 162,646,046 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	1,627	1,626
Additional paid in capital	2,944,868	2,944,212
Cumulative net income	973,540	907,937
Cumulative other comprehensive income	(2,860)	(3,772)
Cumulative distributions	(1,501,016)	(1,377,397)
Total shareholders' equity	2,416,159	2,472,606
Total liabilities and shareholders' equity	$ 4,466,552	$ 4,383,048

(1) In May 2011, we and Five Star entered into a loan agreement, or the Bridge Loan, under which we agreed to lend Five Star up to $80.0 million to fund a portion of Five Star's purchase of a portfolio of six senior living communities. In April 2012, Five Star repaid the $38.0 million which was then outstanding under this Bridge Loan, resulting in the termination of the Bridge Loan.


SNH

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(amounts appearing in the table below are in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Revenues:				
Rental income (1)	$ 110,986	$ 100,318	$ 220,491	$ 198,870
Residents fees and services (2)	35,986	844	71,554	844
Total revenues	146,972	101,162	292,045	199,714
Expenses:				
Depreciation	35,230	26,935	68,607	53,296
Property operating expenses (3)	40,734	11,302	80,068	21,735
General and administrative	8,068	6,793	15,753	12,949
Acquisition related costs	1,829	2,814	2,517	3,927
Impairment of assets	-	-	3,071	166
Total expenses	85,861	47,844	170,016	92,073
Operating income	61,111	53,318	122,029	107,641
Interest and other income	227	244	709	476
Interest expense	(28,120)	(23,361)	(57,009)	(46,107)
Loss on early extinguishment of debt	-	(427)	-	(427)
Gain on sale of properties	-	21,315	-	21,315
Equity in earnings of an investee	76	46	121	83
Income before income tax expense	33,294	51,135	65,850	82,981
Income tax expense	(43)	(87)	(247)	(158)
Net income	$ 33,251	$ 51,048	$ 65,603	$ 82,823
Weighted average common shares outstanding	162,670	141,869	162,659	141,862
Net income per share	$ 0.20	$ 0.36	$ 0.40	$ 0.58
Additional Data:				
General and administrative expenses / total revenues	5.5%	6.7%	5.4%	6.5%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.4%	0.3%
Straight-line rent included in rental income (1)	$ 3,204	$ 2,855	$ 6,062	$ 5,725
Lease Value Amortization included in rental income (1)	$ 716	$ 155	$ 170	$ 371
Percentage rent, estimated (4)	$ 2,900	$ 2,700	$ 5,800	$ 5,400
Amortization of deferred financing fees and debt discounts	$ 1,469	$ 1,073	$ 3,024	$ 2,144
Non-cash stock based compensation, estimated	$ 394	$ 392	$ 808	$ 775
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -



(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Twenty-four (24) senior living communities that we owned as of June 30, 2012, and which we acquired since June 2011 are leased to our TRSs and managed by Five Star for our account. We recognize residents fees and services as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the residents with 30 days' notice.

(3) The increase in property operating expenses for the three and six months ended June 30, 2012, is the result of acquisitions since April 1, 2012, including 25 MOBs and 24 managed senior living communities that are described in footnote (2) above.

(4) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our Normalized FFO calculation for the first three quarters includes esimated amounts of percentage rents with respect to those periods. When we calculate our Normalized FFO for the fourth quarter, we exclude percentage rents we presented for the first three quarters.


SNH



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	For the Six Months Ended	
	6/30/2012	6/30/2011
Cash flows from operating activities:		
Net income	$ 65,603	$ 82,823
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	68,607	53,296
Amortization of deferred financing fees and debt discounts	3,024	2,144
Straight line rental income	(6,062)	(5,725)
Amortization of acquired real estate leases and other intangible assets	(170)	(371)
Loss on early extinguishment of debt	-	427
Impairment of assets	3,071	166
Gain on sale of properties	-	(21,315)
Equity in earnings of an investee	(121)	(83)
Change in assets and liabilities:		
Restricted cash	(2,916)	(718)
Other assets	10,719	3,120
Accrued interest	(8,966)	5,100
Other liabilities	13,740	12,867
Cash provided by operating activities	146,529	131,731
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(123,867)	(306,819)
Real estate improvements	(20,015)	(16,462)
Loan receivable from Five Star Quality Care, Inc.	-	(41,000)
Principal repayments on loan receivable	38,000	32,000
Investment in Five Star Quality Care, Inc.	-	(5,000)
Proceeds from sale of properties	-	38,663
Cash used for investing activities	(105,882)	(298,618)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	(103)
Proceeds from issuance of unsecured senior notes, net of discount	-	247,327
Proceeds from borrowings on revolving credit facility	434,000	365,000
Repayments of borrowings on revolving credit facility	(74,000)	(309,000)
Redemption of senior notes	(225,000)	-
Repayment of other debt	(54,889)	(4,541)
Payment of deferred financing fees	(294)	(9,604)
Distributions to shareholders	(123,619)	(104,976)
Cash (used for) provided by financing activities	(43,802)	184,103
(Decrease) increase in cash and cash equivalents	(3,155)	17,216
Cash and cash equivalents at beginning of period	23,560	10,866
Cash and cash equivalents at end of period	$ 20,405	$ 28,082
Supplemental cash flow information:		
Interest paid	$ 62,951	$ 38,863
Income taxes paid	378	256
Non-cash investing activities:		
Acquisitions funded by assumed debt	(56,789)	(48,062)
Non-cash financing activities:		
Assumption of mortgage notes payable	56,789	48,062
Issuance of common shares	657	441


SNH

DEBT SUMMARY (1)

(dollars appearing in the table below are in thousands)

	Coupon Rate	Interest Rate (2)	Principal Balance (3)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property	6.500%	6.500%	4,181	1/11/2013	4,137	0.5
Mortgages - secured by 4 properties	6.420%	6.110%	10,745	12/1/2013	10,178	1.4
Mortgage - secured by 2 properties	6.310%	6.910%	13,886	12/1/2013	13,404	1.4
Mortgages - secured by 2 properties	5.830%	5.830%	37,268	6/1/2014	35,807	1.9
Mortgage - secured by 1 property	5.650%	5.650%	5,169	6/1/2015	4,867	2.9
Mortgage - secured by 1 property	6.365%	6.365%	11,680	7/1/2015	11,225	3.0
Mortgages - secured by 3 properties	5.660%	5.660%	13,182	7/11/2015	12,326	3.0
Mortgage - secured by 1 property	5.880%	5.880%	2,912	7/11/2015	2,687	3.0
Mortgage - secured by 1 property	5.810%	5.810%	4,641	10/11/2015	4,325	3.3
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	3.5
Mortgage - secured by 1 property	5.970%	5.970%	6,529	4/11/2016	3,118	3.8
Mortgages - secured by 2 properties	5.924%	5.924%	91,889	11/1/2016	79,415	4.3
Mortgage - secured by 1 property	6.250%	6.250%	12,617	11/11/2016	11,820	4.4
Mortgages - secured by 8 properties (4)	6.540%	6.540%	47,228	5/1/2017	42,334	4.8
Mortgage - secured by 28 properties (5)	6.710%	6.710%	298,973	9/1/2019	266,704	7.2
Mortgage - secured by 1 property (6)	7.310%	7.310%	3,394	1/1/2022	41	9.5
Mortgage - secured by 1 property (6)	7.850%	7.850%	1,668	1/1/2022	21	9.5
Capital leases - 2 properties	7.700%	7.700%	14,005	4/30/2026	-	13.8
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	15.4
Mortgage - secured by 1 property	6.250%	6.250%	3,578	2/1/2033	26	20.6
Mortgage - secured by 2 properties	5.950%	5.950%	9,559	9/1/2038	1,211	26.2
Mortgage - secured by 1 property	4.375%	4.375%	4,783	9/1/2043	23	31.2
Weighted average rate / total secured fixed rate debt	6.359%	6.366%	$ 664,587		$ 570,369	6.3
Secured Floating Rate Debt:						
Mortgage - secured by 28 properties (1) (5)	6.380%	6.380%	$ 198,854	9/1/2019	$ 176,119	7.2
Weighted average rate / total secured debt	6.364%	6.370%	$ 863,441		$ 746,488	6.5
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (7)	1.800%	1.800%	$ 360,000	6/24/2015	$ 360,000	3.0
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	3.5
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	7.8
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	9.5
Weighted average rate / total unsecured fixed rate debt	5.933%	5.933%	$ 750,000		$ 750,000	7.0
Weighted average rate / total unsecured debt	4.593%	4.593%	$ 1,110,000		$ 1,110,000	5.7
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.359%	6.366%	$ 664,587		$ 570,369	6.3
Weighted average rate / total secured variable rate debt	6.380%	6.380%	198,854		176,119	7.2
Weighted average rate / total unsecured floating rate debt	1.800%	1.800%	360,000		360,000	3.0
Weighted average rate / total unsecured fixed rate debt	5.933%	5.933%	750,000		750,000	7.0
Weighted average rate / total debt	5.368%	5.370%	$ 1,973,441		$ 1,856,488	6.1



(1) Excludes $350.0 million principal balance of our 5.625% senior notes due 2042 issued by us in July 2012. We expect to apply a part of the net proceeds from this offering to prepay the secured floating rate debt shown above.

(2) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(3) The principal balances are the amounts stated in the contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(4) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(5) A portion of this loan which is secured by 28 senior living communities requires interest at a fixed rate and a portion of this loan requires interest at a floating rate. See footnote (1) above.

(6) These two mortgages are secured by one property.

(7) Represents amounts outstanding under our $750.0 million revolving credit facility at June 30, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016. In July 2012, we repaid all $360.0 million outstanding under our revolving credit facility with proceeds from our July 2012 equity and debt offerings.


SNH

DEBT MATURITY SCHEDULE (1)

(dollars appearing in the table below are in thousands)

	Scheduled Principal Payments During Period				
Year	Secured Fixed Rate Debt and Capital Leases	Secured Floating Rate Debt (1)	Unsecured Floating Rate Debt (2)	Unsecured Fixed Rate Debt	Total
2012	$ 5,243	$ 1,146	$ -	$ -	$ 6,389
2013	38,721	2,670	-	-	41,391
2014	46,391	2,848	-	-	49,239
2015	46,011	3,037	360,000	-	409,048
2016	159,469	3,204	-	250,000	412,673
2017	48,932	3,453	-	-	52,385
2018	7,095	3,683	-	-	10,778
2019	272,430	178,813	-	-	451,243
2020	2,172	-	-	200,000	202,172
2021 and thereafter	38,123	-	-	300,000	338,123
	$ 664,587	$ 198,854	$ 360,000	$ 750,000	$ 1,973,441

(1) Excludes $350.0 million principal balance of our 5.625% senior notes due 2042 issued by us in July 2012. We expect to apply a part of the net proceeds from this offering to prepay the secured floating rate debt shown above.

(2) Represents amounts outstanding under our $750.0 million revolving credit facility at June 30, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016. In July 2012, we repaid all $360.0 million outstanding under our revolving credit facility with proceeds from our July 2012 equity and debt offerings.


SNH

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Leverage Ratios:					
Total debt / total market capitalization	35.1%	34.0%	33.4%	32.7%	31.8%
Total debt / total book capitalization	44.9%	43.1%	42.5%	41.0%	42.5%
Total debt / total assets	44.0%	42.2%	41.7%	40.1%	41.6%
Total debt / gross book value of real estate assets (1)	40.4%	39.1%	38.7%	37.4%	38.1%
Secured debt / total assets	19.3%	19.3%	19.7%	18.1%	18.7%
Variable rate debt / total debt	28.4%	25.1%	10.9%	25.6%	24.8%
Coverage Ratios:					
EBITDA (2) / interest expense	3.6x	3.5x	3.5x	3.7x	3.7x
Total debt / annualized EBITDA (2)	4.8x	4.6x	4.8x	4.4x	4.5x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	38.5%	37.4%	37.2%	35.5%	36.4%
Secured debt / adjusted total assets - allowable maximum 40.0%	16.9%	17.1%	17.5%	16.0%	16.4%
Consolidated income available for debt service / debt service - required minimum 1.50x / 2.00x	3.81x	3.71x	3.68x	3.86x	3.86x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.34x	3.55x	3.62x	4.20x	4.04x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and a reconciliation of EBITDA to net income in accordance with GAAP.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.


SNH

SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended (1)				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
MOB leasing capital (2)	$ 1,826	$ 1,498	$ 1,095	$ 1,553	$ 1,898
MOB building improvements (3)	1,061	794	1,436	418	230
Managed communities capital improvements (4)	2,267	1,058	1,527	383	237
Total capital expenditures	$ 5,154	$ 3,350	$ 4,058	$ 2,354	$ 2,365
MOB avg. sq. ft. during period	7,848	7,630	7,560	6,065	5,573
Managed communities avg. units during period	3,309	3,233	2,201	1,019	824
MOB building improvements per avg. sq. ft. during period	$ 0.14	$ 0.10	$ 0.19	$ 0.07	$ 0.04
Managed communities capital improvements per avg. units during period	$ 685	$ 327	$ 694	$ 376	$ 288

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.

(2) MOB leasing capital includes tenant improvements (TI) and leasing costs (LC).

(3) MOB building improvements generally include: (i) construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets, and (ii) non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(4) Includes capital improvements to the senior living communities that we owned as of June 30, 2012, and which we have acquired since June 2011 that are leased to our TRSs and managed by Five Star for our account.


SNH

ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property (2)	Number of Properties	Units / Beds	Purchase Price (3)	Purchase Price Per Unit	Initial Lease / Cap Rate (4)		Tenant
2/1/2012	Alabama	Assisted Living	1	92	$ 11,300	$ 123	7.7%		Our TRS
5/29/2012	South Carolina	Assisted Living	1	59	8,059	137	7.1%	(5)	Our TRS
7/1/2012	South Carolina	Independent Living	1	232	37,273	161	7.1%	(5)	Our TRS
7/31/2012	Various	Assisted Living	4	511	36,500	71	8.0%		Stellar Senior Living, LLC
	Total / Wtd. Avg. Senior Living Acquisitions		7	894	$ 93,132	$ 104	7.5%		

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (3)	Purchase Price per Sq. Ft.	Cap Rate (4)	Weighted Average Remaining Lease Term (6)	Occupancy (7)	Major Tenant
5/7/2012	Georgia	MOB	1	28	$ 8,600	$ 307	9.0%	5.3	100.0%	Northside Hospital Inc.
5/30/2012	Georgia	MOB	1	112	23,100	206	8.0%	9.5	100.0%	The Emory Clinic Inc.
6/18/2012	Hawaii	MOB	1	204	70,495	346	8.1%	4.1	99.5%	First Insurance Company of Hawaii
6/27/2012	Maryland	MOB	1	92	18,250	198	8.6%	6.0	98.0%	Children's Hospital
7/18/2012	Texas	MOB	1	63	16,850	267	8.2%	6.9	100.0%	Northwest Women's Center
7/27/2012	Florida	MOB	1	53	7,750	146	7.6%	2.5	80.0%	South Florida Gastroenterology
	Total / Wtd. Avg. MOB Acquisitions		6	552	$ 145,045	$ 263	8.2%	5.5		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price (8)	NBV	Estimated Book Loss on Sale (9)
7/20/2012	Massachusetts	MOB	1	$ 1,100	$ 854	$ (83)

(1) During the quarter and six months ended June 30, 2012, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $7.8 million and $14.1 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $625,000 and $1.1 million, respectively. These amounts are not included in the table above.
(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.
(3) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.
(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.
In May 2011, we entered into agreements to acquire 15 communities, which upon acquisition, will be leased to our TRS and managed by Five Star under long term contracts. As of July 1, 2012, we have acquired all 15 of the communities.
(5) The cap rate presented for this property is the cap rate for the combined 15 managed communities based on historical results.
(6) Weighted average remaining lease term based on rental income.
(7) Occupancy as of acquisition date.
(8) Sale price excludes closing costs, if any.
(9) Represents the estimated loss at time of sale. The actual loss will be recorded in the third quarter.

PORTFOLIO INFORMATION



Clear Creek Surgery Center, Wheat Ridge, CO.
Medical Office Building.
Square Feet: 14,695.

SNH

PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Investment per Unit / Bed or Square Foot (2)	Q2 2012 NOI (3)	% of Q2 2012 Total NOI
Facility Type:								
Independent living (4)	56	14,163		$ 1,647,313	33.9%	$ 116,311	$ 35,493	33.4%
Assisted living (4)	147	10,642		1,239,770	25.5%	$ 116,498	26,962	25.4%
Nursing homes (4)	48	5,024		206,735	4.2%	$ 41,149	4,274	4.0%
Rehabilitation hospitals	2	364		73,692	1.5%	$ 202,451	2,656	2.5%
Wellness centers	10	812,000	sq. ft.	180,017	3.7%	$ 222	4,458	4.2%
Medical office buildings (MOBs) (5)	112	8,066,000	sq. ft.	1,518,863	31.2%	$ 188	32,395	30.5%
Total	375			$ 4,866,390	100.0%		$ 106,238	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	89	6,539		$ 674,880	13.9%	$ 103,208	$ 14,026	13.2%
Five Star (Lease No. 2)	48	6,140		561,645	11.5%	$ 91,473	13,186	12.4%
Five Star (Lease No. 3)	28	5,618		656,871	13.5%	$ 116,923	15,794	14.9%
Five Star (Lease No. 4)	25	2,614		271,419	5.6%	$ 103,833	5,936	5.6%
Sunrise Senior Living, Inc. / Marriott (6)	14	4,091		325,165	6.7%	$ 79,483	7,681	7.2%
Brookdale Senior Living, Inc.	18	894		61,122	1.3%	$ 68,369	1,754	1.6%
5 private companies (combined)	7	959		36,087	0.7%	$ 37,630	1,266	1.2%
TRS Managed (7)	24	3,338		580,321	11.9%	$ 173,853	9,742	9.2%
Wellness centers	10	812,000	sq. ft.	180,017	3.7%	$ 222	4,458	4.2%
Multi-tenant MOBs (5)	112	8,066,000	sq. ft.	1,518,863	31.2%	$ 188	32,395	30.5%
Total	375			$ 4,866,390	100.0%		$ 106,238	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at June 30, 2012.

(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple-net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees the lessee's obligations under this lease. In December 2011, Sunrise extended the leases to December 31, 2018 for four of these senior living communities. In May 2012, we entered agreements with Sunrise for early terminations of leases for the remaining 10 senior living communities currently leased to Sunrise and which were scheduled to terminate at the end of their current term of December 31, 2013; we expect the lease terminations and the transfer of these 10 senior living communities' operations to our TRS and Five Star management to occur on various dates during the remainder of 2012.

(7) These 24 senior living communities that we owned as of June 30, 2012, and which we have acquired since June 2011 are leased to our TRSs and managed by Five Star for our account.


SNH

OCCUPANCY BY PROPERTY TYPE AND TENANT

	For the Twelve Months Ended (1)				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Property Type:					
Independent living (2)	87.3%	87.1%	87.0%	87.1%	87.3%
Assisted living (2)	86.7%	86.5%	86.3%	86.7%	87.0%
Nursing homes (2)	80.0%	80.3%	80.7%	81.8%	82.4%
Rehabilitation hospitals	60.9%	61.0%	60.4%	60.5%	60.2%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (3)	94.2%	95.9%	96.4%	96.6%	97.1%
Tenant:					
Five Star (Lease No. 1)	84.1%	84.1%	84.3%	85.6%	86.5%
Five Star (Lease No. 2)	82.6%	82.5%	82.2%	82.1%	82.1%
Five Star (Lease No. 3)	85.7%	86.0%	86.2%	86.7%	87.2%
Five Star (Lease No. 4)	86.5%	85.4%	84.1%	83.3%	83.4%
Sunrise Senior Living, Inc. / Marriott	89.6%	89.5%	89.6%	89.8%	89.8%
Brookdale Senior Living, Inc.	92.7%	92.1%	92.1%	92.1%	92.6%
5 private senior living companies (combined)	83.8%	84.0%	84.0%	83.8%	84.1%
TRS Managed (4)	85.8%	84.2%	82.8%	80.8%	NA
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (3)	94.2%	95.9%	96.4%	96.6%	97.1%

(1) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of June 30, 2012 was 94.5%.

(4) These senior living communities that we owned as of June 30, 2012, and which we have acquired since June 2011 are leased to our TRSs and managed by Five Star for our account. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through June 30, 2012 was 86.5%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.


SNH

RENT COVERAGE BY TENANT (EXCLUDING MOBs and MANAGED COMMUNITIES)

	For the Twelve Months Ended				
Tenant	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Five Star (Lease No. 1)	1.17x	1.20x	1.23x	1.26x	1.31x
Five Star (Lease No. 2)	1.38x	1.39x	1.42x	1.41x	1.39x
Five Star (Lease No. 3)	1.40x	1.44x	1.48x	1.51x	1.52x
Five Star (Lease No. 4)	1.20x	1.17x	1.15x	1.11x	1.12x
Sunrise Senior Living, Inc. / Marriott	1.53x	1.58x	1.60x	1.56x	1.46x
Brookdale Senior Living, Inc.	2.25x	2.23x	2.23x	2.24x	2.22x
5 private senior living companies (combined)	2.78x	2.80x	2.75x	2.52x	2.50x
Wellness centers	2.16x	2.15x	2.14x	2.16x	2.16x

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.


SNH

TRS MANAGED COMMUNITIES - RESULTS OF OPERATIONS (1)

(dollars in thousands, except average daily rate)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Number of Properties	24	23	22	13	10
Number of Units / Beds	3,338	3,279	3,187	1,214	824
Occupancy	87.7%	87.2%	85.2%	82.9%	80.8%
Average Daily Rate (ADR)	$ 131	$ 132	$ 120	$ 115	$ 113
ADR % Growth	(1.0%)	9.8%	5.1%	1.7%	--
Residents Fees and Services	$ 35,986	$ 35,568	$ 16,277	$ 10,731	$ 844
Property Operating Expenses	(26,244)	(25,499)	(12,427)	(8,602)	(609)
NOI (2)	$ 9,742	$ 10,069	$ 3,850	$ 2,129	$ 235
NOI Margin % (3)	27.1%	28.3%	23.7%	19.8%	27.8%

(1) Represents senior living communities that we owned as of June 30, 2012, and which we acquired by us since June 2011 that are leased to our TRSs and managed by Five Star for our account.
(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.


SNH

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Number of Properties	112	91	112	91
Square Feet (1)	8,066	6,147	8,066	6,147
Occupancy (2)	94.5%	96.6%	94.5%	96.6%
Rental Income (3)	$ 46,885	$ 38,658	$ 93,146	$ 75,748
NOI (4)	$ 32,395	$ 27,965	$ 64,821	$ 54,622
NOI Margin % (5)	69.1%	72.3%	69.6%	72.1%
NOI % Growth	15.8%	--	18.7%	--

MOB SAME STORE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)		As of and For the Six Months Ended (7)	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Number of Properties	87	87	80	80
Square Feet (1)	5,972	5,972	5,150	5,150
Occupancy (2)	94.2%	96.8%	94.0%	97.1%
Rental Income (3)	$ 38,283	$ 38,405	$ 70,315	$ 69,294
NOI (4)	$ 27,699	$ 27,878	$ 51,327	$ 50,432
NOI Margin % (5)	72.4%	72.6%	73.0%	72.8%
NOI % Growth	(0.6%)	--	1.8%	--

(1) Prior periods exclude space remeasurements made during the periods presented.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple-net lease rental income.
(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(5) NOI margin % is defined as NOI as a percentage of rental income.
(6) Based on properties owned continuously since April 1, 2011.
(7) Based on properties owned continuously since January 1, 2011.


SNH

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Properties	112	108	108	105	91
Total sq. ft. (1)	8,066	7,630	7,630	7,490	6,147
Occupancy (2)	94.5%	94.2%	95.9%	96.4%	96.6%
Leasing Activity (sq. ft.):					
New leases	26	24	6	11	6
Renewals	185	22	77	197	115
Total	211	46	83	208	121
% Change in GAAP Rent (3):					
New leases	(0.6%)	32.0%	50.1%	19.4%	41.2%
Renewals	(3.3%)	(0.7%)	4.3%	3.2%	(2.8%)
Weighted average	(3.0%)	17.2%	7.3%	5.9%	0.3%
Capital Commitments (4):					
New leases	$ 933	$ 1,173	$ 199	$ 243	$ 127
Renewals	1,313	159	476	753	2,351
Total	$ 2,246	$ 1,332	$ 675	$ 996	$ 2,478
Capital Commitments per Sq. Ft. (4):					
New leases	$ 35.88	$ 49.02	$ 33.17	$ 22.09	$ 21.17
Renewals	$ 7.10	$ 7.16	$ 6.18	$ 3.82	$ 20.44
Total	$ 10.64	$ 28.96	$ 8.13	$ 4.79	$ 20.48
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	8.2	13.4	5.5	5.8	8.3
Renewals	4.7	3.9	5.5	4.8	7.1
Total	5.2	9.7	5.5	5.0	7.2
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 4.38	$ 3.65	$ 6.03	$ 3.81	$ 2.55
Renewals	$ 1.51	$ 1.85	$ 1.12	$ 0.80	$ 2.88
Total	$ 2.05	$ 2.99	$ 1.48	$ 0.96	$ 2.84

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the period indicated.


SNH

TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 6/30/2012 (1)	% of Annualized Rental Income (1)	Expiration
1	Five Star Quality Care, Inc.	Senior living	$ 201,196	40.3%	2017 - 2028
2	Sunrise Senior Living, Inc. / Marriott (2)	Senior living	32,748	6.6%	2013 - 2018
3	Aurora Health Care, Inc.	MOB	16,896	3.4%	2024
4	Life Time Fitness, Inc.	Wellness center	10,550	2.1%	2028
5	The Scripps Research Institute	MOB	10,261	2.1%	2019
6	Cedars-Sinai Medical Center	MOB	9,053	1.8%	2012 - 2017
7	Brookdale Senior Living, Inc.	Senior living	8,908	1.8%	2017
8	Reliant Medical Group, Inc.	MOB	7,789	1.6%	2019
9	Starmark Holdings, LLC (Wellbridge)	Wellness center	6,985	1.4%	2023
10	First Insurance Company of Hawaii	MOB	5,483	1.1%	2012 - 2018
11	Covidien PLC	MOB	4,668	0.9%	2017
	All Other Tenants (3)		185,052	36.9%	
	Total Tenants		$ 499,589	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of June 30, 2012, including estimated percentage rent adjustments, straight line rent adjustments, recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2012, annualized) from our TRS.

(2) Marriott guarantees the lessee's obligations under this lease. In December 2011, Sunrise extended the leases to December 31, 2018 for four of these senior living communities. In May 2012, we entered agreements with Sunrise for early terminations of leases for the remaining 10 senior living communities currently leased to Sunrise and which were scheduled to terminate at the end of their current term of December 31, 2013; we expect the lease terminations and ther transfer of these 10 senior living communities' operations to our TRS and Five Star management to occur on various dates during the remainder of 2012.

(3) Includes NOI (three months ended June 30, 2012, annualized) from our TRS.


SNH

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)



Year	Annualized Rental Income (1): Short and Long Term Residential Care Communities (2)	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2012	$ -	$ 18,766	$ -	$ 18,766	3.8%	3.8%
2013	18,303	15,844	-	34,147	6.8%	10.6%
2014	-	22,433	-	22,433	4.5%	15.1%
2015	3,034	18,023	-	21,057	4.2%	19.3%
2016	-	15,539	-	15,539	3.1%	22.4%
2017	33,034	25,308	-	58,342	11.7%	34.1%
2018	14,445	6,913	-	21,358	4.3%	38.4%
2019	599	27,983	-	28,582	5.7%	44.1%
2020	-	7,659	-	7,659	1.5%	45.6%
2021 and thereafter (2)	217,461	36,709	17,536	271,706	54.4%	100.0%
Total	$ 286,876	$ 195,177	$ 17,536	$ 499,589	100.0%	



Average remaining lease term for all properties (weighted by annualized rental income): 9.2 years

Number of Living Units / Beds or Square Feet with Leases Expiring

	Living Units / Beds			Square Feet				
Year	Short and Long Term Residential Care Communities (Units / Beds) (3)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2012	-	0.0%	0.0%	427,278	-	427,278	5.1%	5.1%
2013	2,472	8.2%	8.2%	601,220	-	601,220	7.1%	12.2%
2014	-	0.0%	8.2%	995,083	-	995,083	11.8%	24.0%
2015	423	1.4%	9.6%	799,482	-	799,482	9.5%	33.5%
2016	-	0.0%	9.6%	880,401	-	880,401	10.4%	43.9%
2017	3,508	11.6%	21.2%	861,903	-	861,903	10.2%	54.1%
2018	1,619	5.4%	26.6%	343,859	-	343,859	4.1%	58.2%
2019	175	0.6%	27.2%	904,037	-	904,037	10.8%	69.0%
2020	-	0.0%	27.2%	465,440	-	465,440	5.5%	74.5%
2021 and thereafter (3)	21,996	72.8%	100.0%	1,342,067	812,000	2,154,067	25.5%	100.0%
Total	30,193	100.0%		7,620,770	812,000	8,432,770	100.0%	



(1) Annualized rental income is rents pursuant to existing leases as of June 30, 2012, including estimated percentage rent adjustments, straight line rent adjustments, recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2012, annualized) from our TRS.

(2) Includes leased and managed independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals. Includes NOI (three months ended June 30, 2012, annualized) from our TRS.

(3) Includes 3,338 living units leased to our TRS.

EXHIBITS


Sister Kenny Sports & Physical Therapy

Shoreview Business Center, Shoreview, MN.
Medical Office Building.
Major tenant: Allina Medical Clinic.
Square Feet: 49,809.

EXHIBIT A


SNH

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Calculation of NOI:				
Revenues:				
Rental income	$ 110,986	$ 100,318	$ 220,491	$ 198,870
Residents fees and services	35,986	844	71,554	844
Total revenues	146,972	101,162	292,045	199,714
Property operating expenses	40,734	11,302	80,068	21,735
Net operating income (NOI):	$ 106,238	$ 89,860	$ 211,977	$ 177,979
Reconciliation of NOI to Net Income:				
Net operating income (NOI)	$ 106,238	$ 89,860	$ 211,977	$ 177,979
Depreciation expense	(35,230)	(26,935)	(68,607)	(53,296)
General and administrative expense	(8,068)	(6,793)	(15,753)	(12,949)
Acquisition related costs	(1,829)	(2,814)	(2,517)	(3,927)
Impairment of assets	-	-	(3,071)	(166)
Operating income	61,111	53,318	122,029	107,641
Interest and other income	227	244	709	476
Interest expense	(28,120)	(23,361)	(57,009)	(46,107)
Loss on early extinguishment of debt	-	(427)	-	(427)
Gain on sale of properties	-	21,315	-	21,315
Equity in earnings of an investee	76	46	121	83
Income before income tax expense	33,294	51,135	65,850	82,981
Income tax expense	(43)	(87)	(247)	(158)
Net income	$ 33,251	$ 51,048	$ 65,603	$ 82,823

We calculate NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than us.

EXHIBIT B


SNH

CALCULATION AND RECONCILIATION OF EBITDA

(dollars in thousands)

		For the Three Months Ended		For the Six Months Ended	
		6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income		$ 33,251	$ 51,048	$ 65,603	$ 82,823
Plus:	interest expense	28,120	23,361	57,009	46,107
	income tax expense	43	87	247	158
	depreciation expense	35,230	26,935	68,607	53,296
	acquisition related costs	1,829	2,814	2,517	3,927
	loss on early extinguishment of debt	-	427	-	427
	impairment of assets	-	-	3,071	166
	percentage rent adjustment (1)	2,900	2,700	5,800	5,400
Less:	gain on sale of properties	-	(21,315)	-	(21,315)
EBITDA		$ 101,373	$ 86,057	$ 202,854	$ 170,989

(1) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our EBITDA calculation for the first three quarters includes estimated amounts of percentage rents with respect to those periods. When we calculate our EBITDA for the fourth quarter, we exclude percentage rents we presented for the first three quarters.

We calculate EBITDA as net income plus interest expense, taxes and depreciation and amortization. We adjust for estimated amounts of deferred percentage rent and add back, if any, acquisition related costs, loss on early extinguishment of debt, if any, and impairment of assets and deduct any gain on sale of properties. We consider EBITDA to be an appropriate measure of our performance along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than us.

EXHIBIT C


SNH

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income	$ 33,251	$ 51,048	$ 65,603	$ 82,823
Depreciation expense	35,230	26,935	68,607	53,296
Gain on sale of properties	-	(21,315)	-	(21,315)
Impairment of assets	-	-	3,071	166
FFO	68,481	56,668	137,281	114,970
Acquisition related costs	1,829	2,814	2,517	3,927
Loss on early extinguishment of debt	-	427	-	427
Percentage rent adjustment (1)	2,900	2,700	5,800	5,400
Normalized FFO	$ 73,210	$ 62,609	$ 145,598	$ 124,724
Weighted average shares outstanding	162,670	141,869	162,659	141,862
FFO per share	$ 0.42	$ 0.40	$ 0.84	$ 0.81
Normalized FFO per share	$ 0.45	$ 0.44	$ 0.90	$ 0.88

(1) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our Normalized FFO calculation for the first three quarters includes estimated amounts of percentage rents with respect to those periods. When we calculate our Normalized FFO for the fourth quarter, we exclude percentage rents we presented for the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of assets, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude acquisition related costs and loss on early extinguishment of debt, if any. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than us.